UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February, 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Girbau Selects Sierra Wireless Device-to-Cloud IoT Solution to Transform Commercial Laundry Machines

FX30 programmable IoT gateway with Legato® open source Linux software and smart connectivity services enable Girbau to rapidly develop and deploy Industrial IoT applications

Sierra Wireless and Girbau demonstrate the Sapphire remote monitoring service for laundry machines at Mobile World Congress 2018, GSMA Innovation City, Hall 4, stand #4A30

BARCELONA, Spain--(BUSINESS WIRE)--February 27, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today announced that Girbau, a leading manufacturer of industrial laundry equipment, has selected Sierra Wireless’ device-to-cloud IoT solution to enable Sapphire, its new remote monitoring service for commercial laundry machines.

Girbau is transforming its customer service capabilities by deploying IoT applications. The machine data collected enables Girbau to provide preventive maintenance, which allows its customers to maintain their fleet of laundry machines more efficiently, reduce downtime, optimize their operating costs and increase profitability. Supported by distributor S-Connect Spain, Girbau chose Sierra Wireless’ device-to-cloud solution, including FX30 programmable IoT gateways, tightly integrated with smart connectivity services and the Legato® embedded application development platform, to quickly develop, deploy and scale its Sapphire solution as an IoT service.

“Sierra Wireless programmable gateways and connectivity services provide a highly scalable solution to connect and collect data from all of our machines,” said Valentí Freixanet, Mobile, Software & IoT product owner (PO), Girbau. “Delivering value-added services and reliability to our customers is the key to growing our business. Sierra Wireless provided critical IoT technology for us to differentiate our products and offer a valuable service to our customers.”

Sierra Wireless’ hardware and connectivity services can be configured and programmed over the air using the AirVantage® IoT Platform, allowing Girbau to deploy its Sapphire solution in multiple markets around the world. Sapphire monitors each machine’s production volume, usage and operation, sends data to the cloud, and can alert users via mobile or web app when a machine is functioning abnormally or about to run out of detergent.

“Girbau is modernizing the laundry business with IoT technology,” said Marc Overton, senior vice president and general manager, IoT Services, Sierra Wireless. “Sierra Wireless’ integrated IoT hardware and services make it much easier to add connectivity to machines, helping customers like Girbau develop new service-oriented business models.”

Mobile World Congress Demonstration

Sierra Wireless and Girbau are showcasing the Sapphire remote monitoring service for laundry machines at Mobile World Congress 2018 in Barcelona, Spain, Feb, 26 – Mar. 1. Visitors to stand #4A30 in the GSMA Innovation City, Hall 4 can see how Girbau’s “IoT Kit” connected to the washing machine collects and transmits machine data through Sierra Wireless’ FX30 programmable IoT gateway and smart connectivity services to the Sapphire app.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About GIRBAU S.A.

With 57 years’ experience, Girbau is a world leader in the manufacture of laundry equipment of all sizes installed in businesses of all kinds: hotels, hospitals, restaurants, industrial laundries, coin-op laundries, campsites, cruise ships, etc. The group offers global laundry solutions based on efficiency, cost-effectiveness and sustainability, by applying continuous reinvestment in innovation and the goal of continuous improvement. With six production centers, it has subsidiaries in Argentina, Australia, Brazil, China, Cuba, France, Germany, Italy, Mexico, Portugal, Spain, the Dominican Republic, the United Arab Emirates, the United Kingdom, and the United States, plus a network of dealers and technical services in over 100 countries around the world. For more information, visit: http://www.girbau.com/.

Connect with Girbau on Twitter at @girbaugroup, on linkedin at http://www.linkedin.com/company/girbau-group and on YouTube at https://www.youtube.com/GirbauGroup.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,500 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirVantage”, “Legato” and “Sierra Wireless” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604-231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date:	February 27, 2018